Thacher Proffitt

Thacher Proffitt & Wood LLP
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New York, NY 10281
212.912.7400

Fax: 212.912.7751
www.tpw.com

Direct Dial: 212.912.7446
wvandorn@tpw.com

07024992

SEC MAIL PROCESSING
RECEIVED
JUL 09 2007
WASH. D.C. 186 SECTION

July 9, 2007

BY HAND

Securities and Exchange Commission
Filing Desk
100 F. Street, N.E.
Washington, D.C. 20549

SUPPL

Re: Eurocastle Investment Limited
Rule 12g3-2(b) File No. 82-34924

To Whom It May Concern:

We are furnishing the enclosed supplemental information to the Securities and Exchange Commission (the "SEC") on behalf of our client, Eurocastle Investment Limited (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Act").

We are furnishing this information under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information shall constitute an admission for any purpose that the Company is subject to the Act.

Please acknowledge receipt of this filing by stamping the enclosed copy of this letter and returning it in the awaiting messenger.

PROCESSED
JUL 10 2007
THOMSON
FINANCIAL

Very truly yours,

Walter G. Van Dorn, Jr.

WVD:amd

Enclosures

#82-34924

SUMMARY DOCUMENT

in lieu of a Securities Prospectus pursuant to Section 4 para. 2 no. 8 Securities Prospectus Act (*Wertpapierprospektgesetz*)

for the admission to trading on the *Amtlicher Markt* (Official Market) of the Frankfurt Stock Exchange and simultaneously to the Official Market sub-segment of the Frankfurt Stock Exchange with further post-admission obligations (*Prime Standard*)

of

63,819,631 shares of no par value representing the entire issued share capital of the Company,
International Securities Identification Number (ISIN) GB00B01C5N27
Wertpapier-Kenn-Nummer (WKN) A0B 6N2
each deliverable in the form of co-ownership interests in a Global Bearer Certificate
issued by Clearstream Banking AG
- International Securities Identification Number (ISIN) DE000A0MSFR8 –
- Wertpapier-Kenn-Nummer (WKN) A0M SFR -

of

EUROCASTLE INVESTMENT LIMITED

St. Peter Port, Guernsey

This document is a Summary Document which has been prepared for the sole purpose of obtaining admission to trading on the Amtlicher Markt (Official Market) of the Frankfurt Stock Exchange ("FSE") and simultaneously to the Official Market sub-segment of the FSE with further post-admission obligations (Prime Standard) of 63,819,631 Shares of no par value of Eurocastle Investment Limited, St. Peter Port, Guernsey (herein also referred to as "Eurocastle" or the "Company") representing the entire issued share capital of Eurocastle (the "Shares") without the publication of a prospectus pursuant to section 4 para. 2 no. 8 Securities Prospectus Act (Wertpapierprospektgesetz).

This Summary Document does not constitute a securities prospectus within the meaning of section 3 Securities Prospectus Act (Wertpapierprospektgesetz). This Summary Document merely summarises the material aspects and risks in respect of the Company and the Shares. Therefore, this Summary Document should be read only in conjunction with the other documents referred to in paragraph 5.4 "Documents Available for Inspection" and any other information published by the Company, which the Company has been legally required to publish due to its shares being listed on Euronext Amsterdam ("Euronext") (any such documents and information together the "Published Information").

No Shares will be offered to investors in connection with the admission to trading on the Official Market and Prime Standard of the FSE. Investors who consider acquiring any of the Shares on the FSE should carefully read this Summary Document and the Published Information and base any decision to invest in the Shares only upon the information contained in this Summary Document and the Published Information.

The Company could qualify as a foreign investment fund in the meaning of the German Investment Act (Investment Gesetz, "InvG"). If this should be the case, the Shares are not likely to qualify as units in a foreign fund corresponding to units in investment funds pursuant to §§ 50, 66, 83 and 112 of the InvG. This may affect the eligibility of the Shares for an investment by funds and investment stock corporations regulated under the InvG (Sondervermögen and Investmentaktiengesellschaften).

Eurocastle assumes the responsibility for the contents of this Summary Document in accordance with section 5(2) sent. 3 no. 4 German Securities Prospectus Act mutatis mutandis and section 44(4) German Stock Exchange Act (Börsenordnung). Eurocastle can only be held liable if the information contained herein is incorrect, misleading or inconsistent in any material respect when read in conjunction with the Published Information.

In the event that claims are asserted before a court on the basis of the information contained in this Summary Document or the Published Information, the investor appearing as plaintiff may, pursuant to the national legislation of the Member States of the European Economic Area, be required to bear the cost of having the Summary Document or the Published Information translated before the proceedings begin.

This Summary Document contains certain forward-looking statements. A forward-looking statement is any statement that does not relate to historical facts and events. Forward-looking statements are based on current estimates and assumptions made by the Company to the best of their present knowledge. Such forward-looking statements are

*based on assumptions and are subject to risks, uncertainties and other factors that could cause the factual financial conditions and the results of Eurocastle Investment Limited, the special purposes vehicles ("**SPVs**") and subsidiaries through which it holds its investments (together the "**Group**") to differ materially from, and fail to meet expectations expressed or implied by, such forward-looking statements. The business of the Group is subject to a number of risks and uncertainties that could also cause a forward-looking statement, estimate or prediction to become inaccurate. In light of these risks, uncertainties and assumptions, it is possible that the future events mentioned in this Summary Document may not occur. Moreover the Company does not assume any obligation, except as required by law, to update any forward-looking statements or to conform such forward-looking statements to future events or developments.*

Consents under The Control of Borrowing (Bailiwick of Guernsey) Ordinances 1959 to 1989 (as amended) has been obtained for the raising of funds by the issue of shares in the Company. Neither the Guernsey Financial Services Commission or the States of Guernsey Policy Council takes any responsibility for the financial soundness of the Company or for the correctness of any of the statements made or the opinions expressed with regard to it.

This Summary Document describes certain foreign law concepts in the German language, which had originally been described in English. Such concepts may not always be described congruently with German terms without a detailed comparison of the law; in a German law context the German terms may have a different meaning than the original English term underlying he translation.

Table of Contents

Contents **Page**

1 Overview of Business ... 1

2 The Management of the Company ... 5

3 Settlement ... 9

4 Additional Information ... 12

5 Information on Listing and Admission to the Frankfurt Stock Exchange ... 18

6 Risk Factors ... 21

7 Taxation ... 24

1 Overview of Business

1.1 Investment Policy and Objective

The Group predominantly owns and focuses on investing in German commercial real estate let to medium to long term high credit quality tenants. It also invests in real estate related debt which is complementary to its core business.

The Company's objective is to build long-term value for its shareholders. Its intention is to increase funds from operations through a combination of organic and accretive growth and to pay out substantially all of its funds from operations in the form of quarterly dividends.

1.2 Portfolio

Real Estate Investments

As at 31 March 2007, the Group owned real estate assets with a book value (according to IFRS) of EUR ('000) 5,548,924, all of which are located in Germany.

A significant majority of the Group's real estate portfolio of approximately 620 assets is comprised of office, retail and bank hall properties. The portfolio is concentrated in the following five German metropolitan centres: Frankfurt, Munich, Berlin, Hamburg and Dusseldorf and let in the main to high credit quality tenants

European Real Estate Related Debt

The Group also invests in European real estate related debt, including commercial mortgage backed securities ("**CMBS**"), residential mortgage backed securities ("**RMBS**") and loans secured by European real estate. These constitute receivables which are secured by real estate and are, in the case of CMBS and RMBS, securities.

1.3 Strategy

The Company's strategy for achieving its objective comprises the following:

Increasing Returns from Current Commercial Property Portfolio

The Company will seek to continue increasing returns from its commercial property portfolio through active asset management. Increasing portfolio occupancy will not only generate additional rental income but also reduce the Group's net operating expenses. With an average occupancy of approximately 87 per cent across the portfolio (as at 31 March 2007), the Company believes that there will continue to be significant potential for organic growth. The Company's specialised asset management advisory team in Germany closely monitors its properties, proactively seeking out new tenants. In 2006, the Group signed nearly 200 new leases for approximately 45,600 square meters. The Company believes that further organic growth can be achieved through increases in rents upon conclusion of new leases, as well as from indexation of existing leases.

Growing the Group's Commercial Property Portfolio in Germany

The Company will seek to continue taking advantage of the trend of banks, open-ended funds and corporates selling their commercial property by acquiring both larger and smaller commercial real estate portfolios. The Company intends to pursue acquisitions which it

perceives to be earnings accretive, and its acquisition strategy will focus on German commercial property with stable income and the potential to provide earnings upside through active asset management. Since December 2004, the Group has acquired commercial property in Germany that has a book value of approximately € 5.23 billion. The Group uses a combination of debt and equity to finance its acquisitions and currently targets leverage levels of approximately 75 per cent of the gross asset value, although the Company may choose to utilize higher or lower leverage levels where appropriate.

1.4 Investment Structure

The Company holds its real estate investments through its wholly-owned subsidiaries in Germany and Luxembourg while it holds its real estate related debt investments through SPVs established in Ireland.

In the case of SPVs, the ordinary share capital of the SPVs is held by a third party trust unconnected to the Company or the Manager, but the SPVs are nevertheless consolidated with the Company because, in substance, the Company retains the majority of the residual or ownership risks related to each SPV and its assets in order to obtain benefit from the SPV's activities.

1.5 Recent Developments

Since 31 March 2007 there has, to the knowledge of the Directors, not been any material adverse change of the ordinary course of business, the asset or financial condition or results of operations of the Company or the Group, and no event has occurred, which could be expected, to the knowledge of the Directors, to result in such change.

1.6 Selected Consolidated Financial Information of the Group

Ernst & Young LLP audited the consolidated financial statements of the Company, which were prepared in accordance with International Financial Reporting Standards, for the years ended 31 December 2004, 2005 and 2006 and issued an unqualified auditor's opinion for each such consolidated financial statement.

Ernst & Young LLP is a member of the Institute of Chartered Accountants of England and Wales.

The annual report and accounts of the Company are made for the 12 month (or such shorter period) ending 31 December in each year. Copies of the annual audited financial statements and the unaudited interim reports are made available for inspection during regular business hours at and may be obtained from the Company's website (www.eurocastleinv.com) or upon request from the registered office of the Company shortly thereafter.

The Company has published its quarterly report for the quarter ended 31 March 2007. The quarterly report has not been audited. The following constitutes unaudited financial data selected from the quarterly report.

- Net profit after tax of € 54.4 million, compared to € 92.9 million for the first quarter 2006 and € 9.7 million for the fourth quarter 2006.

- Earnings per ordinary share of € 0.85 or €0.82 per diluted share*, compared to € 2.47 per ordinary share or € 2.37 per diluted share* for the first quarter 2006, and € 0.19 per ordinary share or € 0.18 per diluted share* for the fourth quarter 2006.

- FFO increased by 101% to € 27.9 million from € 13.9 million for the first quarter 2006. Compared to the fourth quarter 2006, FFO increased by € 6.0 million or 27%.

- FFO of € 0.44 per ordinary share, or € 0.42 per diluted share* for the first quarter 2007 compared to FFO of € 0.37 per ordinary share, or € 0.35 per diluted share* for the first quarter 2006 and € 0.43 per ordinary share, or € 0.41 per diluted share* for the fourth quarter 2006.

- FFO return on average invested capital** was 7.66%.

- Increased equity book value per share by 3.5% from € 24.73 at the end of the fourth quarter 2006 to € 25.58 at 31March 2007.

- 76 new leases for approximately 24,500 square meters were signed in the first quarter.

* "Diluted share" refers to the amount of shares which would exist if all outstanding options were exercised.

** Invested capital represents capital and reserves less hedging reserves, fair value of interest rate swaps and net unrealised gains on available-for-sale securities, real estate fund units and investment properties (net of attributable deferred taxation).

The Company considers that funds from operations (or FFO) is an appropriate measure of the underlying operation performance of real estate investment companies because it provides investors with information regarding the Company's ability to service debt and make capital expenditures. Furthermore, FFO is used to compute incentive compensation payable to the Manager (see under 2.2). FFO, as defined by the Company, represents net profit after taxation (computed in accordance with IFRS), excluding changes in the fair value of investment properties net of attributable deferred taxation, changes in the fair value of interest rate swaps that are taken to the income statement and market to market fluctuations in real estate fund units. The Company considers gains and losses on any realisation of its investments to be a normal part of its recurring operations and therefore does not exclude such gains and losses when arriving at FFO. FFO does not represent cash generated from operating activities in accordance with IFRS and therefore should not be considered an alternative to cash flow as a measure of liquidity, and is not necessarily indicative of cash available to fund cash needs. The Company's calculation of FFO may be different from the calculation used by other companies and, therefore comparability may be limited.

1.7 Dividends and dividend policy

The Company seeks to pay quarterly interim dividends which are declared by the Board of Directors.

The Company's policy is to pay substantially all of its FFO in the form of regular quarterly dividends to Shareholders, and the Board of Directors intends to continue this policy.

Since the initial public offering of the Company's shares in June 2004, the Board of Directors of the Company has declared dividends of € 0.63 per share, € 1.42 per share and € 1.56 per share for the years ended 31 December 2004, 2005 and 2006 respectively. The dividend per share for the quarter ended 31 March 2007 was € 0.45, which would equal € 1.80 on an annualised basis.

2 The Management of the Company

2.1 The Board of Directors

The Board of Directors has the ultimate responsibility for the management of the Company.

The Company's Board of Directors consists of the following six Directors: Wesley R. Edens, Keith Dorrian, Paolo Giorgio Bassi, Randal A. Nardone, Udo Scheffel and Simon Thornton.

Of the Company's directors Wesley R. Edens and Randal A. Nardone are also principals of the Manager (see below).

2.2 The Manager

Under a management agreement with the Manager, dated as of 23 June 2004, (the "**Management** Agreement") the Company has appointed FIG LLC (the "**Manager**") as Manager to carry out the day-to-day management of the Group's operations.

The Manager is an affiliate of Fortress Investment Group LLC ("**FIG**"), a global alternative investment and asset management firm with approximately U.S.$36 billion in assets under management as of 31 March 2007 and listed on the New York Stock Exchange (NYSE:FIG). FIG was founded in 1998 by a group of senior professionals experienced in asset management led by Wesley R. Edens. Today, the other principals of FIG with responsibility for managing the Group include Messrs. Peter L. Briger, Jr., Robert I. Kauffman and Randal A. Nardone. FIG has three alternative investment businesses: private equity funds, publicly traded alternative investment vehicles and hedge funds. FIG employs, together with its affiliates, approximately 637 people around the world. FIG is headquartered in New York City and has affiliates with offices in Dallas, Frankfurt, Geneva, Hong Kong, London, Los Angeles, Rome, San Diego, Sydney and Toronto.

FIG's principals have an average of more than 21 years of experience in the fields of real estate investment, asset-based investing and finance and risk management with respect to both dollar and non-dollar denominated investments. Since its inception, FIG has been involved in the acquisition of over U.S.$52 billion of assets (of which approximately U.S.$19 billion of such assets are in Europe) and issues of over U.S.$26 billion of asset backed securities (of which approximately U.S.$2 billion have been issued in Europe).

The Manager is registered as an investment adviser under the US Investment Advisers Act.

Funds managed by the Manager currently own approximately 80 per cent interest in a German residential real estate company, GAGFAH, which is listed on the Frankfurt Stock Exchange. GAGFAH owns over 164,000 housing units with a total asset value of €8.4 billion as of 31 March 2007. GAGFAH is the largest German listed residential property company.

Funds managed by the Manager also own approximately a 50 per cent interest in Mapeley Limited, a real estate company which is listed on the London Stock Exchange. Mapeley Limited owns and manages a commercial property portfolio of over £2.1 billion, covering some 2.3 million square metres throughout the UK, as of 31 March 2007.

Further, Funds managed by the Manager have owned a majority controlling interest in the largest Italian loan servicer, Italfondiario S.p.A., for more than six years. Italfondiario specialises in the servicing non performing loans and is currently servicing loan portfolios with a total face value of approximately €27.3 billion.

The Manager has appointed Fortress Investment Group (UK) Limited, Fortress Investment Group Germany GmbH and Fortress Germany Asset Management GmbH, its wholly-owned subsidiaries, to provide investment advice and asset management services to the Manager including in relation to the Group.

2.3 Material Terms of the Appointment of the Manager

Management Fee

Under the terms of the Management Agreement, the Manager is entitled to receive from the Company an annual management fee of 1.5% of the gross equity of the Company (but which, for the avoidance of doubt, refers to the equity capital of the Company after deduction of costs incurred in connection with raising such equity capital), calculated and payable monthly in arrears. The annual management fee payable under the Management Agreement is offset by any amount the Manager receives by way of fees from any of the Group companies under any management agreements between the Manager and such companies.

Incentive Compensation

The Manager is entitled to receive annual incentive compensation pursuant to the terms of the Management Agreement with the Company. The purpose of the incentive compensation is to provide an additional incentive for the Manager to achieve targeted funds from operations and to increase the Company's value. This incentive compensation, which is calculated on a cumulative, but not compounding, basis is an amount equal to the product of:

- 25% of the Euro amount by which: (i) funds from operations before the incentive compensation per Share (on a cumulative basis) exceed, (ii) an amount equal to (a) the weighted average of the price per Share in any share offerings by the Company (adjusted for prior capital dividends and capital distributions) multiplied by (b) a simple interest rate of 8% per annum (cumulative and not compounding), multiplied by
- the weighted average number of Shares outstanding (as determined on a cumulative basis).

Incentive compensation paid does not have to be repaid in subsequent years, if the outcome of the above calculation is negative in the subsequent years.

Upon any termination of the Management Agreement by either party (including for cause), the Company shall be entitled to purchase the Manager's right to receive incentive compensation from the Manager for a cash purchase price equal to its fair market value (as determined by independent appraisal to be conducted by an appraisal firm recognised in the United States and mutually agreed upon by the Company and the Manager) or otherwise shall continue to pay the incentive compensation to the Manager following termination or expiration of the Management Agreement, which payments could therefore

continue for an indefinite period of time. In addition, if the Company does not elect to so purchase the Manager's right to receive incentive compensation, the Manager will have the right to require the Company to purchase the same at the price described above.

The Board of Directors may request that the Manager accept all or a portion of its incentive compensation in shares in the Company, and the Manager may elect, in its discretion, to accept such payment in the form of shares in the Company, subject to limitations that may be imposed by any applicable laws or regulations.

Reimbursement of Expenses

Because employees of the Manager or its affiliates perform certain legal, accounting, due diligence and other services that outside professionals or outside consultants otherwise would perform, the Manager will be paid or reimbursed for the cost of performing such services in addition to its management fee and incentive compensation, provided that such costs and reimbursements are no greater than those which would be paid to outside professionals or consultants on an arm's-length basis. In addition, insofar as the Group bears asset management (including property management) costs relating to its investments, the Manager or its affiliates is reimbursed for expenses incurred in contracting with third parties, including third parties who are affiliates of the Manager, for the asset management of the Group's investments. The expenses required to be paid by the Group include, but are not limited to, internalised asset management services, issuance of shares and other securities and transaction costs incidental to the acquisition, disposition and financing of investments, legal and auditing fees and expenses, the compensation and expenses of the Group's directors, the costs associated with the establishment and maintenance of any credit facilities and other indebtedness of the Group (including commitment fees, legal fees, closing costs, etc.), expenses associated with other securities offerings of the Group, the costs of printing and mailing circulars and reports to its Shareholders, costs incurred by employees of the Manager and its affiliates for travel on the Group's behalf, costs associated with any computer software or hardware that is used by the Group, costs to obtain liability insurance to indemnify the Group's directors and officers and the compensation and expenses of its transfer agent and administrator. Such management expenses may be charged to capital but only to the extent that they directly relate to the raising of new share capital.

The Manager is, however, responsible for all costs incidental to the performance of its and its affiliates' duties under the Management Agreement, including compensation of its and its affiliates' employees, rent for facilities and other overhead expenses.

Termination of the Management Agreement

The Management Agreement may be terminated by the Company upon expiration of the initial term in 2013, or on each three year anniversary of such date, for which the Management Agreement is deemed renewed automatically for an additional three-year period, if a majority of the holders of Shares agree, by vote, that there has been unsatisfactory performance that is materially detrimental to the Company. In both these circumstances, a termination fee is payable equal to the amount of management fees earned by the Manager during the 12 consecutive calendar months immediately preceding the termination.

In addition, the Management Agreement may be terminated by the Company with sixty (60) days prior written notice of termination for any act of fraud or misappropriation of funds

by the Manager in its corporate capacity (as distinguished from the acts of any employees of the Manager which are taken without the complicity of any of the Principals) under the Management Agreement or in the event of any gross negligence on the part of the Manager in the performance of its duties under or wilful violation of the Management Agreement ("cause"). In such case, no termination fee is payable.

3 Settlement

3.1 Settlement of trades on the Frankfurt Stock Exchange

The Global Bearer Certificate

Shares bought on the Frankfurt Stock Exchange will be deliverable in the form of co-ownership rights to a global bearer certificate (the "**Global Bearer Certificate**") issued by and deposited with Clearstream Banking AG ("**Clearstream**"), Frankfurt am Main.

The Global Bearer Certificate represents rights of the co-owners in respect of the rights of such number of Shares as are being held in a special securities account of Clearstream opened with Citibank N.A., London, England (the "**Citibank Account**") acting as custodian (the "**Custodian**").

If a Shareholder wishes to sell Shares on the Frankfurt Stock Exchange that are not currently held within Clearstream, that Shareholder will need to deposit the relevant Shares with the Custodian, and the Global Bearer Certificate will be amended accordingly, in order to be able to fulfil his delivery obligations under the executed trade.

Clearstream is entitled to substitute another entity for the Custodian. In such event, Clearstream will not be responsible for more than the careful selection of the custodian. Clearstream is also entitled to assume itself the functions of the Custodian.

The Nominee

The relevant Shares deposited within the Citibank Account are registered with the Company in the name of Vidacos Nominees Limited, London England as nominee (the "**Nominee**"). The nominee is appointed by the Custodian according to the instructions of Clearstream.

Clearstream is entitled to substitute another entity for the Nominee. In such event, Clearstream will not be responsible for more than the careful selection of the Nominee. Clearstream is entitled to assume itself the functions of the Nominee.

The Terms and Conditions of the Global Bearer Certificate

The relationship between Clearstream and the co-owners of the Global Bearer Certificate is governed by terms and conditions (the "**Terms and Conditions**") which are available for inspection at the addresses specified in 5.4 "*Documents available for Inspection*".

If pursuant to a change of capital, a merger, a change in the nature or name of the Company or for any other reason the Shares should be replaced by other shares or other assets, the co-owners' rights to the Shares convert into rights to the relevant shares or assets. In such event, the Terms and Conditions governing the Global Bearer Certificate will apply *mutatis mutandis*.

Rights in respect of the Global Bearer Certificate

Pursuant to the Terms and Conditions, Clearstream conveys, as a rule, to the co-owners, through their depositary banks and in proportion to their respective co-ownership share in the Global Bearer Certificate, all rights arising from the Shares which are held in the Citibank Account. Each co-owner of the Global Bearer Certificate is entitled to demand at any time from Clearstream the delivery to him or to a third party designated by him of such number of Shares as corresponds to his co-ownership share in this Global Bearer

Certificate. Upon receipt of any such request, Clearstream will immediately advise the Custodian to transfer the relevant number of Shares to the respective co-owner or to any specified third party. Such demand is to be made by the co-owner through his depositary bank to Clearstream. The Shares will be held available with the Custodian.

In addition to the delivery and transfer fee determined by Clearstream pursuant to Section 315 of German Civil Code, the co-owner has to bear any expenses, taxes, fees or duties arising from such delivery or transfer and registration.

Payment of dividends

Cash dividends are credited to Clearstream's account with the Custodian and paid by Clearstream to the respective co-owners.

Currency of Payments in respect of the Global Bearer Certificate

All payments to the co-owners in respect of the Global Bearer Certificate, such as dividend payments, are made in Euro in accordance with the foreign exchange control regulations prevailing at the time, unless the relevant co-owner has in time before the due date demanded payment in Pound Sterling from Clearstream.

Risks in respect of Shares held by Clearstream

The co-owners bear proportionately any prejudice or damage, whether economic or legal, which may affect the Shares held by Clearstream in the Citibank Account as underlying stock for the Global Bearer Certificate in consequence of force majeure, governmental decrees, war, riots, official action at home or abroad or any other circumstances beyond Clearstream's or the Custodian's control.

Liability for Taxes, Fees or Duties

If the issuance of the Global Bearer Certificate results in the obligation to pay at any time any taxes, fees or duties in the Federal Republic of Germany, in the UK or in Northern Ireland or the Island of Guernsey, the co-owners will, according to the Terms and Conditions of the Global Bearer Certificate, have to bear such taxes, fees or duties in proportion to their respective rights in the Global Bearer Certificate.

Clearstream is, according to the Terms and Conditions, entitled to divide among all co-owners in proportion to their respective co-ownership rights in the Global Bearer Certificate all taxes, fees and duties to which it may at any time be subject in the Federal Republic of Germany, in the UK or in Northern Ireland or the Island of Guernsey by the mere fact that it is holding any of the Shares.

The Company, the Custodian, Deutsche Bank AG and Clearstream shall not pay the stamp duty reserve tax in respect of shares resulting from the purchase of shares delivered to the Custodian.

Termination

If the Shares become good for delivery on German stock exchanges in a way which would not require Clearstream's assistance in the present form or if the admission of the Shares in the form of co-ownership shares in the Global Bearer Certificate to trading on German stock exchanges is withdrawn, Clearstream will request from the co-owners instructions where to transfer the Shares that the relevant co-owner is entitled to. If and to the extent that co-owners fail to give the required instructions within three months from the publication of the relevant request, Clearstream will be entitled at its discretion to arrange for the

registration of the Shares in the name of the co-owner or a third party designated by Clearstream and to deposit the relevant Shares at the respective co-owners' risk and expense with a depositary designated by Clearstream. All obligations of Clearstream arising from the Global Bearer Certificate will cease therewith.

3.2 Settlement of Trades on the Euronext Amsterdam

The Shares are also admitted to trading on Euronext. Shares traded on Euronext will continue to be settled through CREST UK. Investors may hold Shares either directly in CREST UK or indirectly through Euroclear Nederland participants. Trades carried out across Euronext will therefore settle in the same manner as they have settled to date.

When a Shareholder wishes to sell Shares on Euronext that are deposited with the Custodian and thereby subject of the Global Bearer Certificate, that Shareholder will need to arrange for the relevant Shares to be transferred out of the Citibank Account which results in the Global Bearer Certificate being amended accordingly and the extinguishing of the co-ownership rights.

4 Additional Information

4.1 Information on the Company

The Company was incorporated as a limited liability company under the Companies (Guernsey) Law 1994-2001 (as amended) on 8 August 2003 in Guernsey under the registered number 41058.

The Company is a closed-ended company registered in Guernsey. An "Closed-ended company" is an investment vehicle in which the investors have no automatic/inherent right of redemption out of the vehicle and for which consent under the Control of Borrowing (Bailiwick of Guernsey) Ordinance, 1959 (as amended) has been obtained for the associated raising of money by the issue of interests in the vehicle.

The Company's registered office is Regency Court, Glategny Esplanade, St Peter Port, Guernsey GY1 1WW.

The Company's Accounting Reference Date is 31 December and its next Annual Return is due to be filed with the Companies Registry on 31 January 2008.

Every company incorporated in the Island of Guernsey is required to have a Memorandum of Association and Articles of Association. These documents form the company's constitution. The Memorandum of Association must in particular state the name of the company, the objects of the company, its share capital, the number of shares in the company and the par value of each of them, if any, the terms of payment of such shares, the liability of the members of the company is to be limited and the common signature of the company. The Articles of Association set out the internal rules of a company such as, for example, for the summoning and holding of meetings of shareholders, the appointment, retirement and powers of directors, the keeping of accounts and the issuing of shares.

4.2 Authorised and Issued Share Capital

The Company was incorporated with, and as at the date of this Summary Document has, an authorised share capital consisting of an unlimited number of Shares of no par value each.

As at the date of this Summary Document, the issued share capital of the Company (all of which is fully paid up) consists of 63,819,631 Shares. As at 20 June 2007 the value of the issued share capital was EUR 1,445,220,885 (calculated on the basis of the total proceeds from shares issued less any related costs).

4.3 Share Options

The Manager is offered options equal to 10% of any new share issue, and has in past accepted such offers. The exercise period is ten years and the strike price corresponds to the issue price of the respective share issue.

4.4 Rights in respect of the Shares

Dividends

Subject to the Companies (Guernsey) Law 1994 (as amended), and as hereinafter set out, the Directors of the Company may from time to time declare interim dividends on shares out of the earnings of the Company available for distribution. Dividends will be paid to shareholders pro rata to their shareholdings and no dividend will be declared in excess of the amount recommended by the Directors.

In addition, the Directors have the right to recommend at the Annual General Meeting the payment of final dividends in respect of the Company's financial year at their discretion, provided that dividends will be payable only out of the profits of the Company however any surplus derived from the sale or realisation of an investment held directly by the Company shall not be available for dividends.

All unclaimed dividends may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed. No dividend shall bear interest against the Company. Any dividend unclaimed after a period of 12 years from the date of declaration thereof will be forfeited and will revert to the Company and the payment by the Directors of any unclaimed dividend or other sum payable on or in respect of a Share into a separate account will not constitute the Company a trustee in respect thereof.

The issued shares confer dividend rights for the current financial year commencing 1 January 2007, subject to any interim dividends paid and therefore excluding the interim dividends for the quarter ended on 31 March 2007 (see 1.7 "*Dividends and Dividend Policy*").

Distribution of Assets on Liquidation

If the Company shall be wound up, the surplus assets remaining after payment of all creditors, including the repayment of bank borrowings, shall be divided *pari passu* among the shareholders pro rata to their holdings of Shares, subject to the rights of any shares which may be issued with special rights or privileges.

If the Company shall be wound up the Liquidator may with the authority of a special resolution of the shareholders divide among the shareholders *in specie* the whole or any part of the assets of the Company and whether or not the assets shall consist of property of a single kind and may for such purposes set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the shareholders or different classes of shareholders. The Liquidator may with the like authority vest any part of the assets in trustees upon such trusts for the benefit of shareholders as the Liquidator shall think fit and the liquidation of the Company may be closed and the Company dissolved, provided no shareholder shall be compelled to accept any shares or other assets in respect of which there is any outstanding liability.

Where the Company is proposed to be or is in course of being wound up and the whole or part of its business or property is proposed to be transferred or sold to another company (the "**Transferee**") the Liquidator may, with the sanction of an ordinary resolution, conferring either a general authority on the Liquidator or an authority in respect of any particular arrangement, receive in compensation or part compensation for the transfer or sale, shares, policies (i.e. polices held by and in favour of the company as an asset of the company such as insurance policies, etc) or other like interests in the Transferee for distribution among the shareholders or may enter into any other arrangement whereby the shareholders may, in lieu of receiving cash, shares, policies or other like interests, or in addition thereto, participate in the profits of or receive any other benefits from the Transferee.

Voting Rights

At any meeting, a resolution shall be decided by a show of hands, unless the chairman or any shareholder present in person or by proxy (provided he represents at least one-tenth of the subscribed capital) demands a vote by a poll.

Subject to any special rights or restrictions which may be attached to any class of share on a show of hands, every holder of Shares who is present in person or by a proxy shall have one vote and, on a poll every holder present in person or by a proxy shall have one vote for every Share held.

As a rule, Clearstream will not exercise voting rights arising from the Shares. Subject to the Terms and Conditions, Clearstream will arrange for the issuance of proxies to the holders of co-ownership rights to the Global Bearer Certificate, or a third party specified by any such co-owner, upon their request so that they can exercise the voting rights in respect of the Shares to which they are entitled.

Variation of Class Rights and Alteration of Share Capital

Subject to the provisions of Guernsey law, all or any of the special rights for the time being attached to any class of shares issued may (unless otherwise provided by the terms of issue of the shares of that class or the Articles) from time to time (and notwithstanding that the Company may or may be about to be in liquidation) be varied or abrogated in such manner (if any) as may be provided by the conditions resolved upon the creation of such rights or, in the absence of any such provision, either with the consent in writing of the holders of not less than three-quarters of the capital committed or agreed to be committed in respect of the issued shares of the class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of shares of the class duly convened and held as provided in the Articles, but so that the quorum at such meeting (other than an adjourned meeting) shall be two persons holding or representing by proxy at least one-third of the capital committed or agreed to be committed in respect of the issued shares of the class in question.

The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not (unless otherwise expressly provided by the terms of issue of the shares of that class) be deemed to be varied by the creation or issue of further shares ranking *pari passu* therewith.

Currently the Company has not issued shares with special rights. All issued shares are part of the same class.

Issue of New Shares

Subject to the provisions of the Articles, the unissued shares of the authorised share capital shall be at the disposal of the Board which may allot, grant options over (including, without limitation, by way of granting phantom stock, stock appreciation rights or other similar rights) or otherwise dispose of them to such persons on such terms and conditions and at such times as the Board determines and so that the amount payable on application on each share shall be fixed by the Board. The Shares do not carry any rights of pre-emption.

4.5 Transfer of Shares

Subject to any restrictions on transfers described in the Company's Articles:

- Any shareholder may transfer all or any of his uncertificated Shares by means of a relevant system authorised by the Board in such manner provided for, and subject as provided, in any regulations issued for this purpose under the laws applicable to the Company or such as may otherwise from time to time be adopted by the Board on behalf of the Company and the rules of any relevant system and accordingly no provision of the Articles shall apply in respect of an uncertificated share to the extent that it requires or contemplates the effecting of a transfer by an instrument in writing or the production of a certificate for the shares to be transferred.

- Any shareholder may transfer all or any of his certificated Shares by an instrument of transfer in any usual form, or in any other form which the Board may approve, signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee.

- The Directors shall not be bound to register more than four persons as joint holders of any Share. In addition, the Articles allow the Directors to refuse to consent to a transfer by a shareholder (a "**Defaulting Shareholder**") who, having been requested to do so by the Directors, fails to provide certain information regarding the interests of other persons in the Shares held by the Defaulting Shareholder.

4.6 Shareholders Meetings

Annual General Meetings

It is intended that the annual general meeting of the Company is normally held in May of each year. The annual general meeting of the Company is held in Guernsey or such other place as may be determined by the Board of Directors.

The ordinary business of a general meeting shall be:

- to receive and consider the profit and loss account and the balance sheet of the Company and the reports of the Directors and the Auditors,

- to elect the Directors and appoint Auditors in the place of those retiring,

- to fix the remuneration of the Directors and Auditors,

- to sanction interim dividends declared by the Board of Directors and declare annual dividends and

- to transact any other ordinary business which is required by law or under the Articles to be put to the shareholders for voting.

Extraordinary General Meetings

All general meetings of the Company other than Annual General Meetings will be called extraordinary general meetings.

Extraordinary general meetings are held in Guernsey or elsewhere as determined by the Board of Directors.

Notices of Meetings

Notices convening the general meeting in each year will be sent to Shareholders at their registered addresses or given by advertisement not later than 21 days (or shorter period agreed in writing by all Shareholders) before the date fixed for the meeting.

Extraordinary general meetings may be convened from time to time by the Directors by sending notices to Shareholders at their registered addresses or by Shareholders requisitioning such meetings in accordance with Guernsey law, and may be held in Guernsey or elsewhere as determined by the Board of Directors.

Notices of the meetings shall specify the time and place of any general meeting and also in the case of any special business the general nature of the business to be transacted. The accidental omission to give notice of any meeting to or the non-receipt of such notice by any shareholders shall not invalidate any resolution (or any proposed resolution otherwise duly approved) passed or proceeding at any meeting.

4.7 Directors' Interests

The interests of Directors in the Shares of the Company as at the date of publication of this Summary Document are as follows:

Name	No of Shares
Keith Dorrian	3,000
Paolo Bassi	36,800
Wesley R. Edens[1]	50,000
Randal A Nardone	20,000
Udo Scheffel	0
Simon Thornton	0

Except as set out above, none of the Directors, nor any persons connected with the Directors, have an interest in Shares or Options of the Company.

4.8 Substantial Shareholdings

As at 20 June 2007, the latest practicable date prior to the publication of this document, the Company has been notified that the following persons hold, directly or indirectly, 5 per cent or more of the shares of the Company and rights to acquire such shares:

Name	Percentage of Shares and/or Rights to Acquire Shares of the Issued Ordinary Share Capital	Number of Shares/Rights to Acquire Shares
FIG LLC	9.38	5,918,298 (options), 71,146 (shares)

1 Wesley R. Edens and Randal A Nardone are members of Fortress Principal Investment Holdings II LLC which is the registered holder of 1,005,000 Shares and as a result of this relationship Wesley R. Edens and Randal A. Nardone are interested in the Shares owned by this entity or in some of such Shares.

4.9 Litigation

To date, the Group has not been involved in judicial or arbitration proceedings and, to the knowledge of the Company, no judicial or arbitration proceedings are pending or threatened which could substantially effect the general business or financial situation of the Company or the Group as a whole.

5 Information on Listing and Admission to the Frankfurt Stock Exchange

5.1 Admission to Trading

The Shares have been listed on Eurolist by Euronext since 15 December 2005 and will continue to be listed on Eurolist by Euronext. It is however intended to discontinue the listing on Euronext as soon as appropriate.

The Company has complied with all its stock exchange duties in respect of its admission of its shares to trading on the Eurolist by Euronext and has observed all rules and regulations issued on the basis of the rules and regulations of the European Union concerning the listing of shares on a stock exchange and with all information requirements relating thereto.

The Company applied for the admission of the Shares to trading on the *Amtlicher Markt* (Official Market) of the Frankfurt Stock Exchange as well as to the sub-segment thereof with further post-admission obligations (Prime Standard) on 4 June 2007.

The Shares are expected to be admitted to trading on the *Amtlicher Markt* (Official Market) (Prime Standard) of the Frankfurt Stock Exchange *(Frankfurter Wertpapierbörse)* on 20 June 2007.

Trading in the Shares on the *Amtlicher Markt* (Official Market) (Prime Standard) of the Frankfurt Stock Exchange is expected to commence on 21 June 2007.

5.2 Exemption from the Duty to prepare a Securities Prospectus

For the admission to trading on the Official Market (*Prime Standard*) of the FSE no prospectus has been prepared.

According to section 4(2) no. 8 Securities Prospectus Act (*Wertpapierprospektgesetz*), the admission of securities already admitted to trading on another regulated market does not require the publication of a securities prospectus if:

- these securities, or securities of the same class, have been admitted to trading on that other regulated market for more than 18 months;
- for securities first admitted to trading on a regulated market after 31 December 2003, the admission to trading on that other regulated market was associated with an approved securities prospectus made available to the public in conformity with section 14(2) Securities Prospectus Act (*Wertpapierprospektgesetz*);
- the ongoing obligations for trading with respect to the directives of the European Union regarding the admission to trading on that other regulated market and in connection with the obligations of information have been fulfilled by the issuer of the securities;
- the person seeking the admission of the securities to trading on a regulated market under this exemption prepares a summary document in German;
- the summary document referred to above is made available to the public in the manner set out in section 14 Securities Prospectus Act (*Wertpapierprospektgesetz*); and

- the contents of the summary document complies with section 5(2) 2. sentence Securities Prospectus Act (*Wertpapierprospektgesetz*) and states where the most recent securities prospectus can be obtained and where the financial information published by the issuer pursuant to its ongoing disclosure obligations is available.

Eurocastle fulfils the requirements for an admission under the above exemption provision.

5.3 Potential Qualification as Foreign Investment Fund

The Company could qualify as a foreign investment fund in the meaning of the German Investment Act (*Investment Gesetz,* "InvG"). If this should be the case, the Shares are not likely to qualify as units in a foreign fund corresponding to units in investment funds pursuant to §§ 50, 66, 83 and 112 of the InvG. This may affect the eligibility of the Shares for an investment by funds and investment stock corporations regulated under the InvG (*Sondervermögen* and *Investmentaktiengesellschaften*).

5.4 Documents available for Inspection

In accordance with section 14(2) no. 8f Securities Prospectus Act (*Wertpapierprospektgesetz*) the following documents may be obtained during regular business hours from the Company's offices at Regency Court, Glategny Esplanade, St Peter Port, Guernsey GY1 1WW, Channel Islands:

- most recent securities prospectus dated 1 December 2006 relating to the offer and admission to trading of 16,216,216 Shares on Eurolist by Euronext;
- the annual report and accounts of the Company for the years ended 31 December 2004, 2005 and 2006;
- the Memorandum of Association of the Company;
- the Articles of Association of the Company (herein: the "**Articles**");
- the Company's quarterly report for the three month period ended 31 March 2007; and
- the terms and conditions governing the Global Bearer Certificate issued by Clearstream Banking AG.

Future interim and annual reports of the Company will be available for inspection, and may be obtained from, the Company and the Manager at their addresses set out above and the Company's website www.eurocastleinv.com.

5.5 Paying and Depository Agents

The paying agent in Germany is Deutsche Bank AG, Taunusanlage 12, 60325 Frankfurt am Main, Germany.

The depository agent in Germany is Deutsche Bank AG, Taunusanlage 12, 60325 Frankfurt am Main, Germany.

5.6 Securities Identification Numbers

Co-ownership rights to the Global Bearer Certificate

- the German security identification number ("**WKN**") is A0M SFR
- the International Securities Identification Number ("**ISIN**") is DE000A0MSFR8
- the Common Code is 030664213.
- the Listing Abbreviation is EUI1.

Shares

- the German security identification number ("**WKN**") is A0B 6N2
- the International Securities Identification Number ("**ISIN**") is GBOOBO1C5N27
- the Common Code is 19584313.
- the Amsterdam Security Code (*fondscode*) is 37115.

6 Risk Factors

Shares will not be offered to any investor in connection with the listing application on the FSE. However, before deciding to purchase any of the Shares, investors should carefully read and consider the summary of risks described below together with the other information contained in this Summary Document and the Published Information and take these factors into account when making their investment decision. Potential investors should in particular also read the full Section "Risk Factors" in the latest Prospectus of the Company dated 1 December 2006. The occurrence of one or more of these risks alone or in combination with other circumstances may have a material adverse effect on the business of the Company as well as the whole Group and its assets, financial condition and results of operations. The risks described below may turn out to be incomplete and therefore may not be the only risks to which the Company as well as the whole Group is exposed. The order in which the risks are presented does not reflect the likelihood of their occurrence or the extent or significance of the individual risks. Additional risks and uncertainties of which the Company is currently not aware could have a material adverse effect on the business of the Company as well as the whole Group and its financial condition and results of operations. The market price of the shares in the Company could fall if these risks were to materialise. In such case, investors could lose all or part of their investment.

Material risks relating to the Group's business

- The Group's ability to generate its expected returns may be adversely affected if it is unable to source or to compete successfully for appropriate investments.
- The value of the Group's investments may be negatively affected as a result of factors such as changes in regulatory requirements and applicable laws, political and economic conditions in certain geographic locations, the condition of financial markets, the financial condition of and any consequential default by the obligors, issuers of the investments, tenants or customers, developments or trends in any particular industry, potentially adverse tax consequences, enhanced accounting and control expenses.
- A significant proportion of the Group's investments in asset backed securities (i.e. bonds secured by certain assets) will be subordinated to the rights of more senior securities, and therefore have a higher risk of loss as a result of losses or delinquencies on the underlying assets securing the certificated receivable.
- The investments which the Group holds are generally illiquid, and the securities that the Group may purchase in connection with off-market transactions may not be registered under relevant securities laws, resulting in restrictions on their transfer, sale, pledge or other disposition except in a transaction that is exempt from the registration requirements of, or as otherwise in accordance with, those laws. Properties that the Group has purchased and may purchase also are generally illiquid investments. Such illiquidity may affect the Group's ability to vary its portfolio or dispose or liquidate part of its portfolio in a timely fashion and at satisfactory prices in response to changes in economic, real estate market or other conditions

and this could have an adverse affect on the Group's financial condition and results of operations.

- All of the Group's direct real estate assets are located throughout Germany, and therefore the Group's performance depends substantially on the German economy and other factors affecting German real estate values.

- The Group leverages its portfolio through borrowings and the Group's return on investments and cash available for distribution to Shareholders may be reduced to the extent that changes in market conditions cause the cost of these borrowings to increase relative to the income that can be derived from the Group's underlying assets. The Group's reliance upon income from its investments to meet its debt service obligations, and delays in obtaining suitable financing may impair the Group's ability to acquire suitable investments. In the extreme, the use of leverage may lead to a complete loss of the value of Shareholders' investment in the Group.

- A key to the Group's investment strategy is to finance its real estate related debt investments in the way that liability is restricted to the financed assets, the return on investments and the liabilities conform in regard of maturities and interest rates and so limit re-financing risk. With respect to real estate investments, the Group's strategy is to structure the terms of its borrowings to ensure that they can be re-financed or maintained to avoid the Group being forced to sell its assets prematurely. There is a risk that the Group may not be able to, or where appropriate, may choose not to, employ this strategy with respect to certain of its investments, which may expose the Group to refinancing risks or require the Group to employ alternative financing structures with less favourable economic terms.

- Changes in tax laws or changes in their interpretation could affect the intended treatment of investments using special purpose vehicles in a manner that results in the Group's returns being reduced.

- If the Company, its SPVs or any subsidiary were treated as having a permanent establishment in any country in which it does business, income attributable to such permanent establishment may be subject to tax in the country where the respective permanent establishment is maintained. This could lead to an increase of the tax burden and thus impact the Company's and the Group's after tax position and its financial condition and results of operations.

- The Group holds significant investments in German real estate. These assets are held via leveraged Luxembourg and German companies that are subject to German taxation on net basis or on real estate income, respectively. The German Parliament has resolved on the a Business Tax Reform Act 2008 (*Unternehmensteuerreformgesetz 2008*) (**"Bill"**) on 25 May 2007. The Bill requires the approval of the German Federal Council, which is expected for July 2007. The Business Tax Reform 2008 shall limit the deductibility of all dept financing costs to a maximum of 30% of the taxable earnings before interest and depreciation/amortization (EBITDA) in a given fiscal year (so-called "interest ceiling" (*Zinsschranke*)). Financing costs that are non-deductible under the interest barrier rule could be carried forward and deducted for tax purposes in future fiscal years, subject to the same limitations. Certain exemptions would apply. Depending on whether or not the Company or the Group may fulfil the exemptions, the interest

ceiling could have a substantial impact on the after tax position in Germany and the financial condition and results of operations of the Company and the Group.

Material risks relating to the Shares

- The Company's ability to pay dividends will depend on it receiving sufficient earnings from its underlying investments.
- The Company intends in the future to issue additional Shares in subsequent public offerings or private placements. The Company is not required under Guernsey law to offer such shares to existing Shareholders on a pre-emptive basis, and such future Share issues may dilute existing Shareholders' interests in the Company.

Material risks relating to the Investment Manager

- The Group is reliant upon the Manager who has significant discretion as to the implementation of the Group's operating policies and strategies. The Group is subject to the risk that the Manager will terminate the Management Agreement and that no suitable replacement will be found. In addition, the Directors believe that the Group's success depends to a significant extent upon the experience of the Manager's executive officers, whose continued service is not guaranteed. The departure of a key executive of the Manager may have an adverse affect on the performance of the Group.
- While the Manager does not currently manage any investment vehicle whose core business competes directly with the Group, and while the Management Agreement prevents the Manager from raising or sponsoring a vehicle whose investment policies, guidelines or plans target, as its primary investment category, investment in credit sensitive European real estate securities, the Manager is otherwise not limited or restricted from engaging in any business or managing any other vehicle that invests in similar investments as those targeted by the Group. The Manager or its affiliates manage and invest in other investment vehicles which have investment objectives which overlap with those of the Group, and members of the Board of the Directors may serve as officers and/or directors of these other entities. Accordingly, it is possible that investment opportunities which meet the Group's investment objectives may not be offered by the Manager to the Group. These relationships may lead to conflicts of interest.
- Termination of the Management Agreement may be difficult and costly. Unless terminated for cause, and even if terminated on an anniversary date, the Manager must be paid a termination fee equal to the amount of management fee incurred by the Manager during the 12 month period preceding such termination. In addition, following any termination of the Management Agreement, unless the Group, either at the Manager's request or at its own volition, purchases the Manager's right to receive incentive compensation at its fair market value, the Group must continue to pay the incentive compensation to the Manager following termination or expiration of the Management Agreement which payments continue until the Company has acquired them at their fair market value. These provisions may increase the effective cost to the Group of terminating the Management Agreement.

7 Taxation

7.1 General

The comments below are of a general and non-exhaustive nature based on the Directors' understanding of the current revenue law and practice in Germany and Guernsey as well as certain tax aspects in the UK, which are subject to change. The following summary does not therefore constitute legal or tax advice and applies only to persons holding Shares as an investment . Investors should seek advice based on their particular circumstances from an independent tax advisor.

An investment in the Company involves a number of complex tax considerations. Changes in tax legislation in any of the countries in which the Company will have Investments or in Guernsey (or in any other country in which a subsidiary of the Company, through which investments are made, is located), or changes in tax treaties negotiated by those countries, could adversely affect the returns from the Company to investors.

The comments do not deal with all aspects relevant to tax, and in particular not the specific fiscal circumstances of any individual.

In respect of the taxes, fees or duties of holders of co-ownership interests in the Global Bearer Certificate, see paragraph 3.1 "*Settlement of Trades on the Frankfurt Stock Exchange – Liability for Taxes, Fees and Duties*" above.

7.2 Taxation in Germany

The Company

All of the Company's subsidiary companies that hold real estate in Germany are subject to German corporate income tax at a rate of 25% plus 5.5% solidarity surcharge thereon in respect of income deriving from these properties (under the bill for a Business Tax Reform 2008 the corporate income tax rate will be reduced to 15% as of 1 January 2008). The foreign real estate subsidiaries of the Company could also be subject to German trade tax if they maintained a permanent establishment in Germany and German tax resident real estate subsidiaries could be subject to German trade tax unless the trade tax exemption for real estate companies engaged in the mere administration and management of its own real estate applies. The trade tax rate amounts to approximately 13–20% depending in which municipality the permanent establishment is located or the German tax resident company maintains its trade business. The Directors of the Company intend to conduct the affairs of the Group so that the creation of German permanent establishments by its foreign real estate subsidiaries that hold German real estate is avoided and that the extended trade tax exemption is applicable with regard to the German tax resident subsidiaries.

The Shareholders

The taxation of German Shareholders with unlimited tax liability in Germany (hereinafter referred to as the "**German Shareholders**") depends in particular on whether the Company qualifies as an ordinary corporation, a foreign investment fund under the German Investment Tax Act or as a so-called Other REIT Corporation under the recently introduced German REIT legislation.

(i) Taxation of Dividends

Only half of the dividends received by a German-resident individual are subject to income tax (plus solidarity surcharge of 5.5% thereon and, if applicable, church tax).

For corporate shareholders, subject to certain exceptions, dividends are exempt from corporate income tax. However, 5% of the dividends are deemed non-deductible business expenses and are thus subject to corporate income tax and the solidarity surcharge thereon so that effectively only 95% of dividends received are tax-exempt. Special rules apply to banks, financial services institutions, financial enterprises (*Finanzunternehmen*) certain insurance companies and pension funds.

If the shares form part of a German trade or business dividends received may also be subject to trade tax, unless the shareholder holds 10% or more of the issued share capital in the Company from the beginning of the calendar year in which the dividend is paid and subject to further requirements being met.

Special provisions apply to banks, financial services enterprises, financial enterprises (*Finanzunternehmen*), certain insurance companies and pensions funds.

(ii) Taxation of Capital Gains

An individual will be subject to income tax on half of the capital gains from the disposal of shares if (1) the shares are sold within one year after their acquisition or (2) the shareholder (or in the case of a gratuitous transfer its predecessor(s)) at any time during the five years preceding the sale held, directly or indirectly, 1% or more of the issued share capital of the Company or (3) the shares are held as a business asset, in which case also trade tax may fall due. 50% of a loss from the disposal of shares may be deductible subject to certain restrictions.

Capital gains from the disposal of shares by corporate shareholders are generally tax-free. However, 5% of the gains will be deemed non-deductible business expenses and are subject to tax so that effectively 95% of the gains are tax-exempt. Losses from the disposal of shares are non-deductible.

Special provisions apply to banks, financial services enterprises, financial enterprises (*Finanzunternehmen*), certain insurance companies, and pensions funds.

(iii) German Controlled Foreign Corporation Rules (*Außensteuergesetz*)

Tax residents of Germany will have to include in their income distributed and undistributed earnings of a foreign company in which they hold shares if the foreign company qualifies as a low taxed controlled foreign corporation ("CFC") for German tax purposes. The partial exemption of dividends from German tax does not apply to these *amounts*. A company generally qualifies as a CFC if the majority of the shares in a foreign company are held by German residents and certain expatriates. However, with regard to certain passive portfolio income ("*Zwischeneinkünfte mit Kapitalanlagecharakter*") of a foreign company (including, among other

things, interest and capital gains from the disposal of financial instruments but excluding dividends received) the German shareholders will be required to include these amounts into income on a pro rata basis regardless of whether the majority of the shareholders is resident in Germany. The inclusion will take place if the passive portfolio income of the Company (as determined under German tax accounting principles) is subject to Guernsey income tax of less than 25%. However, a German shareholder may escape such taxation of undistributed earnings if he held less than 1% of the issued share capital of the Company and can either show to the satisfaction of the German tax authorities that (1) less than 90% of the Company's income is passive portfolio income or (2) that regular and substantial trading in the Company's main class of shares takes place at a recognized stock exchange. The CFC rules would not apply if the Company were regarded as foreign investment fund and the taxation rules under the German Investment Tax Act applied (see below).

(iv) Qualification as Investment Fund

The Company could qualify as a foreign investment fund in terms of the German Investment Act (*Investment Gesetz*, "**InvG**"). This qualification would also apply for tax purposes and thus the German fund taxation rules under the InvStG would apply.

This special regime applies to (foreign) investment funds that are broadly defined as investment pools for the purpose of collectively investing in certain assets as outlined in the German Investment Act in accordance with the principle of risk diversification. The catalogue of the respective defined assets includes *inter alia* securities, real estate and units in German regulated funds regardless whether held directly or indirectly by the Company. In order to qualify as a foreign investment fund the principle of risk diversification does not need to be satisfied at Company's level. It would also be sufficient if the risk diversification were realized at a lower tier, e.g. by holding companies that themselves invest directly or indirectly in real estate, provided that these lower tier holding companies qualify as sub-funds of the Company.

The tax authorities and the BaFin have issued administrative guidance that exempts foreign companies which predominantly invest in real estate in general from the application of the German investment fund regime provided that (i) the shares of such real estate company are registered for public trading at a stock exchange and (ii) the real estate company is not subject to an investment fund supervision within the meaning of the German investment law in its country of domicile. Since the administrative guidance does not define the term real estate company, it is not entirely clear whether a foreign company which *inter alia* invests indirectly in real estate would qualify for this exemption.

If the Company was considered a foreign investment fund German tax-resident shareholders may suffer a tax detriment in that distributions of the Company and gains from the disposal of its shares would not benefit from the partial exemption from German tax with regard to dividend and capital gains taxation (as outlined above). In addition, at the end of each calendar

year shareholders would be taxed on the higher of 70% of the increase in value of the shares in that year or 6% of the last fixed share price in that year. Upon disposal of shares the shareholders would in addition to any actual gain or loss recognize interest income in the amount of 6% of the sales proceeds.

(v) Qualification as Other REIT Corporation

Further, the German Federal Parliament and the German Federal Council approved a bill concerning German REIT legislation ("*G-REIT Bill*") in March 2007, which entered into force with retroactive effect from 1 January 2007 upon its publishing in the Federal Gazette on 1 June 2007. According to the wording of the G-REIT Bill, it cannot entirely be ruled out that the Company will be qualified as a so-called "Other REIT Corporation" (*andere REIT-Körperschaft*) within the meaning of the G-REIT Bill. In case the Company qualified as both foreign investment fund and Other REIT Corporation it is not clear which regime would prevail for the taxation of German Shareholders. If the G-REIT regime were to prevail over the investment fund regime, qualifying as Other REIT Corporation would have the consequence that capital gains from the disposal of shares in the Company by a corporation tax resident in Germany will be fully taxable (i.e. no 95% tax exemption) from 2007 onwards and that distributions of the Company to shareholders who are tax resident in Germany will not qualify for the 50% (for individuals) or 95% (for regular corporations) tax exemptions from 2008 onwards.

(vi) Proposal for a Business Tax Reform 2008 in Germany

The German Parliament resolved on a Business Tax Reform Act 2008 (*Unternehmensteuerreformgesetz 2008*) ("**Bill**") on 25 May 2007. The Business Tax Reform 2008 provides in particular for the following major changes:

- The nominal tax rates for corporate income tax (including solidarity surcharge) and trade tax will be reduced to an average rate of 29.83% (including trade tax; 15.825% if trade tax is not applicable).
- The deductibility of all debt financing costs will be limited proportionate to taxable earnings before interest and depreciation and amortisation (so-called "interest ceiling" (*Zinsschranke*)). It is currently envisaged that the interest ceiling would be at 30% of the taxable earnings before interest and depreciation/amortization (EBITDA) in a given fiscal year. Financing cost that are non-deductible under the interest ceiling rule could be carried forward and deducted for tax purposes in future fiscal years, subject to the same limitations. Certain exemptions would apply. The interest ceiling rules would apply to all businesses subject to German resident and non-resident tax liability (e.g. due to German real estate investments).
- A flat tax (*Abgeltungssteuer*) of 25% (plus 5.5% solidarity surcharge thereon) of the gross revenues from private investment income and certain disposals will be introduced as from 2009, which would also

cover dividends and capital gains on share sales. In this context, the half-income method that currently applies to individuals shall be abolished and capital gains realised on disposals of shares after the one-year holding period shall no longer be tax exempt.

- Dividends or capital gains received by an individual within on operating business will be 40% tax-free and 60% taxable as income from business activities (at the personal income-tax rate). A corresponding 60% of the expenses economically associated with the dividends or the capital gains will be deductible. The new provisions shall be applicable form 1 January 2009 onwards.

The Bill is subject to the German Federal Council's approval, which is expected for July 2007. The Bill shall enter into force in 2008 with its provisions applicable from the different points of time outlined above.

(vii) Inheritance and Gift Tax

The transfer of shares by means of inheritance or gift is subject to German inheritance and gift tax only if one of the following circumstances applies:

(i) the testator, donor, heir, donee or any other beneficiary has his or her residence or habitual abode in Germany at the time of the transfer; or

(ii) regardless of the personal circumstances listed under (i), the testator's or donor's shares belong to a Business Asset attributable to a Permanent Establishment in Germany or Business Asset for which a Permanent Representative has been appointed in Germany.

The few currently applicable inheritance and gift taxation treaties to which Germany is a party generally provide that German inheritance or gift tax is levied only in case (i) and, with certain restrictions, in case (ii). Special regulations apply to certain German expatriates and former German citizens.

(viii) No Other German Taxes

No German stock exchange transfer tax, value added tax, stamp duty or similar tax is levied on the acquisition, the sale or other disposal of shares. Under certain circumstances, an entrepreneur may opt to have value added tax levied on a transaction involving the disposal of shares, when such transaction is executed for the enterprise of another entrepreneur. Net wealth tax (*Vermögensteuer*) is, at present, not levied in Germany.

7.3 Guernsey Taxation

The Company

The Company qualifies for exemption from liability to income tax in Guernsey and has applied to the States of Guernsey Income Tax Authority for such exemption for the current year. Exemption must be applied for annually and will be granted, subject to the payment of an annual fee which is currently fixed at £600, provided that the Company continues to qualify under the applicable legislation for exemption. It is the intention of the Directors to conduct the affairs of the Company so as to ensure that it continues to qualify.

As an exempt company, the Company will not be resident in Guernsey for the purposes of liability to Guernsey income tax. Under current law and practice in Guernsey, the Company will only be liable to tax in Guernsey in respect of income arising in Guernsey, other than bank deposit interest. It is not anticipated that any income other than bank interest will arise in Guernsey and therefore the Company will not incur any additional liability to Guernsey tax. No capital gains or similar taxes are levied in Guernsey on realised or unrealised gains resulting from the Company's investment activities.

Guernsey does not levy taxes upon capital inheritances, capital gains (with the exception of a dwellings profit tax), gifts, sales or turnover, nor are there any estate duties, save for an ad valorem fee for the grant of probate or letters of administration.

Document duty in Guernsey is calculated at the rate of 0.5 per cent and is payable on the nominal value of the authorised share capital of the Company up to a maximum amount of duty of £5,000 for each company. In the case of a Guernsey company which is a closed ended investment company with an authorised capital consisting of shares of no par value, such as the Company, the document duty is set at a flat rate of £2,000. No stamp duty is chargeable in Guernsey on the issue, transfer, switching or redemption of shares.

On 25 November 2002, the Advisory and Finance Committee of the States of Guernsey (now replaced by the States of Guernsey Policy Council) announced a proposed framework for a structure of corporate tax reform within an indicative timescale. The proposals, which were approved by the States in June 2006, confirm the earlier recommendations that the general rate of income tax paid by Guernsey companies (save for a few specified types of regulated business) would be reduced to 0% in respect of the tax year 2008 and subsequent years, and that exempt status would be abolished for the majority of companies. However, the States of Guernsey Administrator of Income Tax has advised that it is intended that collective investment schemes and closed-ended investment vehicles will continue to be able to apply for exempt status for Guernsey tax purposes after 31 December 2007. The Company will therefore be able to continue to apply for exempt status. Legislation in respect of the proposals has yet to be enacted.

The Policy Council has stated that it may consider further revenue raising measures in 2011/2012, including possibly the introduction of a goods and services tax, depending on the state of Guernsey's public finances at that time.

The Shareholders

- **Disposal of Shares**

  Guernsey residents should not be subject to tax on any gains arising on disposal of the Shares.

  Shareholders resident outside Guernsey will not be subject to any tax in Guernsey in respect of or in connection with the acquisition, holding or disposal of any Shares owned by them.

- **Taxation of Dividends on Shares**

  The Company is required to make a return to the Administrator of Income Tax in Guernsey of the names, addresses and shareholdings of Guernsey resident Shareholders. No withholding tax is currently payable in respect of Shareholders.

- **Stamp Duty and Stamp Duty Reserve Tax**

No Guernsey stamp duty will be payable on the issue of the Shares. In the event of the death of a sole holder of Shares, a Guernsey grant of probate or administration may be required in respect of which certain fees will be payable to the Ecclesiastical Registrar in Guernsey.

7.4 United Kingdom Stamp Duty and Stamp Duty Reserve Tax

The following comments are intended as a guide to the general stamp duty and stamp duty reserve tax position in the United Kingdom and do not relate to persons such as market-makers, brokers, dealers or intermediaries or where the Shares are issued to a depositary or clearing system or its nominee or agent. No United Kingdom stamp duty or stamp duty reserve tax will be payable on the issue of the Shares. No United Kingdom stamp duty will be payable on the transfer of the Shares, provided that any instrument of transfer is not executed in the United Kingdom and does not relate to any property situate, or to any matter or thing done or to be done, in the United Kingdom. Provided that the Shares are not registered in any register of the Company kept in the United Kingdom by or on behalf of the Company, any agreement to transfer the Shares will not be subject to United Kingdom stamp duty reserve tax.

Eurocastle Investment Limited
Guernsey, 20 June 2007

END